Filed Pursuant to Rule 433

Registration No. 333-213265-01

Market-Linked Step Up Notes

	Market-Linked Step Up Notes Linked to an International Equity Index Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure	An international equity index basket comprised of the Hang Seng® Index (Bloomberg symbol: “HSI”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Taiwan Stock Exchange Weighted Index (Bloomberg symbol: “TWSE”), the Korea Stock Exchange KOSPI 200 Index (Bloomberg symbol: “KOSPI2”), the iShares® MSCI India ETF (Bloomberg symbol: “INDA”) and the WisdomTree India Earnings Fund (Bloomberg symbol: “EPI”). The Hang Seng® Index will be given an initial weight of 35.00%, the Nikkei Stock Average Index will be given an initial weight of 30.00%, each of the Taiwan Stock Exchange Weighted Index, the Korea Stock Exchange KOSPI 200 Index and the iShares® MSCI India ETF will be given an initial weight of 10.00%, and the WisdomTree India Earnings Fund will be given an initial weight of 5.00%.
Payout Profile at Maturity

•    If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•    If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•    1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	[115% to 121%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.50 to $2.10] per unit, a [15% to 21%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000089109218004373/e78940-424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
•	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes may be affected by exchange rates and other factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.